Filed Pursuant to Rule 424(b)(7)
Registration No. 333- 151811

PROSPECTUS SUPPLEMENT NO. 4
To prospectus dated June 20, 2008

Class A Common Stock

This prospectus supplement no. 4, which supplements the prospectus dated and filed on June 20, 2008, prospectus supplement no. 1 dated and filed on July 11, 2008, prospectus supplement no. 2 dated and filed on August 7, 2008 and prospectus supplement no. 3 dated and filed on September 5, 2008, relates to the resale from time to time by selling shareholders of shares of our Class A common stock that we may issue to them upon the conversion of our 3.50% Senior Convertible Notes due 2013, or the “notes”.

You should read this prospectus supplement in conjunction with the related prospectus, and related prospectus supplements nos. 1, 2 and 3. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to the prospectus. This prospectus supplement is qualified by reference to the prospectus, and prospectus supplements nos. 1, 2 and 3, except to the extent that the information provided by this prospectus supplement supersedes or supplements information contained in the prospectus or in prospectus supplements nos. 1, 2 or 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2008.

SELLING SHAREHOLDERS

The table of selling shareholders appearing under the caption “Selling Shareholders” beginning on page 5 of the prospectus dated June 20, 2008, and the table of selling shareholders appearing under the caption “Selling Shareholders” in prospectus supplements nos. 1, 2 and 3 are hereby supplemented and amended by adding to them the information regarding certain selling shareholders set forth below. Where the name of a selling shareholder identified in the table below also appears in the table in the prospectus, or in the table in prospectus supplements nos. 1, 2 or 3, the information set forth below regarding such selling shareholder supersedes and replaces the information in the prospectus, and in prospectus supplements nos. 1, 2 and 3.

The information set forth below is based on information provided by or on behalf of the selling shareholders to us in a selling shareholder questionnaire and is as of the date specified by the selling shareholders in such questionnaires.  The selling shareholders identified below, in the prospectus dated June 20, 2008, or prospectus supplements nos. 1, 2 or 3 may have sold, transferred or otherwise disposed of all or a portion of their notes or the shares of Class A common stock issuable upon conversion of the notes since the date on which they provided the information.

Selling Shareholder(1)	Number of Shares Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock That May Be Sold Pursuant to this Prospectus(2)	Number of Shares Beneficially Owned After Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Offering(3)
Calamos Evolving World Growth Fund - Calamos Investment Trust(4)	1,190	1,190	-	*
Lazard Asset Management(5)	47,619	47,619	-	*
Sage Capital Management, LLC(6)	19,047	19,047	-	*
UBS O’Connor LLC FBO O’Connor Global Convertible Arbitrage Master Ltd.(7)	105,952	105,952	-	*
UBS O’Connor LLC FBO O’Connor Global Convertible Arbitrage II Master Ltd.(7)	13,095	13,095	-	*
Wachovia Securities International LTD(8)	47,619	47,619	-	*

*	Less than 1%.

(1) Information regarding the selling shareholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if legally required.

(2) Assumes for each $1,000 in principal amount of notes a maximum of 9.5238 shares of Class A common stock will be received upon conversion.  This conversion rate is subject to adjustment as described in the Indenture among us, Central European Media Enterprises N.V., CME Media Enterprises B.V. and The Bank of New York, dated March 10, 2008, a copy of which is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, incorporated herein by reference.   As a result, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.  We will not issue fractional shares of our Class A common stock upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares based on the volume weighted average price per share of our Class A common stock on the final settlement period trading day of the applicable conversion period (or in the case of settlement in shares of Class A common stock only, the conversion period that would be applicable if settlement were in cash and, if applicable, shares of our Class A common stock).

(3) Calculated based on 36,024,273 shares of Class A common stock outstanding as of October 3, 2008.   In calculating this amount for each holder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. The beneficial ownership in this column assumes that the selling stockholder sells all of the shares offered by this prospectus issuable upon the conversion of the notes that are beneficially owned by the selling stockholder as of the date of this prospectus.

(4) Nick Calamos, Calamos Advisors LLC has voting and dispositive power over the shares offered by the selling shareholder.

(5) The selling shareholder is an affiliate of Lazard Asset Management Securities, a registered broker-dealer.  The selling shareholder has certified that it acquired the notes in the ordinary course of business and that at the time of the purchase of the notes, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.   The selling shareholder is a subsidiary of Lazard Group LLC and an indirect subsidiary of Lazard Ltd. Each of Lazard Group LLC and Lazard Ltd. is required to file periodic and other reports with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

(6) Peter deLisser, the managing member of the selling shareholder, has voting and dispositive power over the shares offered by the selling shareholder.

(7) The selling shareholder is a fund which cedes investment control to UBS O’Connor LLC. UBS O’Connor LLC makes all of the investment and voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, which is listed on The New York Stock Exchange.

(8) The selling shareholder is a registered broker-dealer and Wachovia Capital Markets LLC and the selling shareholder are affiliates of Wachovia Corp. which is required to file periodic and other reports with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.   The selling shareholder has certified that it acquired the notes in the ordinary course of business and that at the time of the purchase of the notes, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.